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June 18, 2025

VIA EDGAR AND ELECTRONIC MAIL

Laura McKenzie

Perry Hindin
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

Re:	Findell Capital Management LLC Oportun Financial Corp Additional Soliciting Material filed June 3 and June 5, 2025, by Findell Capital Management LLC et al. File No. 001-39050

Dear Ms. McKenzie and Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 16, 2025 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Findell and provide the following responses on Findell’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

General

1.	The letter to shareholders issued on June 3, 2025, and filed as additional soliciting material states that:
•	“legacy directors who control the majority of the Board have no lending experience and share close personal and professional ties with CEO Raul Vazquez”;
•	“Mr. Vazquez has worked to destroy a great lending business”;
•	“the Board’s self-defeating and entrenching behavior has made it clear to us that the main goal of the legacy directors is not delivering stockholder value, but preventing industry experience and independence from having a real voice in the boardroom”;
•	“management decisions would have bankrupted the Company without Findell’s involvement”; and
•	“[a]mong the legacy Board members, there are many overlapping personal and professional relationships with each other and with CEO Vazquez that raise serious questions about the ability of these directors to provide appropriate oversight. For example, Mr. Vazquez is a board member of Intuit and oversaw Mr. Williams and Ms. Lee in that capacity.”

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Such statements appear to impugn the character, integrity and personal reputation of Mr. Vazquez and the Board without adequate factual foundation. Please do not use these or similar statements in soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

Findell acknowledges the Staff’s comment and provides the following information on a supplemental basis.

Findell believes each of the above-referenced statements has a proper factual foundation and the opinions expressed in such statements are reasonable in light of this foundation. Specifically, with respect to each of the statements identified by the Staff:

•	“legacy directors who control the majority of the Board have no lending experience and share close personal and professional ties with CEO Raul Vazquez”;

Findell respectfully submits that, based on the proxy statement filed by Oportun Financial Corporation (“Oportun” or the “Company”) with the SEC on May 28, 2025 (the “Oportun Proxy Statement”), the board of directors (the “Board”) of Oportun currently consists of ten members, six of whom, constituting a majority, have tenures longer than one year, and whom Findell identifies in all of its soliciting materials as “legacy directors”: Raul Vazquez (13 years), Jo Ann Barefoot (11 years), R. Neil Williams (8 years), Louis Miramontes (4 years), Ginny Lee (4 years) and Sandra Smith (4 years). Based on the biographical information provided by the Oportun Proxy Statement and information published by the directors on their LinkedIn profiles and as noted by Findell in its letter of June 3, 2025 (the “June 3 Letter”), none of these six directors have a background working in consumer lending. Specifically, prior to Oportun, Mr. Vazquez worked at Walmart Inc., a retail business; Ms. Barefoot founded the nonprofit Alliance for Innovative Regulation, an organization focused on building regulatory technology capacity in emerging economies, co-founded Hummingbird RegTech, a risk and compliance platform servicing banks and fintech businesses, and served as CEO of Barefoot Innovation Group, which focuses on technology and regulation in the U.S. and globally; Mr. Williams served as CFO at Intuit Inc. (“Intuit”), a global technology platform known for financial management and tax preparation software; Mr. Miramontes served as a senior partner at KPMG LLP, a public accounting firm; Ms. Lee worked at Khan Academy, a digital learning platform, and Intuit; and Ms. Smith served as CFO of Segment.io, a customer data platform. None of these experiences fall within the realm of the consumer lending industry.

Findell further submits that, as noted in the June 3 Letter and as described in detail in its proxy statement filed with the SEC on May 29, 2025 (the “Findell Proxy Statement”), based on public filings made by Intuit and the LinkedIn profiles of members of the Board, Mr. Vazquez served on the board of directors of Intuit while Mr. Williams served as Intuit’s CFO, and Ms. Lee worked for Intuit in a variety of roles reporting to Mr. Williams as CFO, and was overseen by Mr. Vazquez in his capacity as a director. Further, as described in the Findell Proxy Statement, based on an article published by The Wall Street Journal and material published on Ms. Barefoot’s website for her podcast, Intuit acquired social media marketing start-up FlowTown in 2012, and in 2016, Ms. Barefoot interviewed FlowTown founder Ethan Bloch on her podcast, further indicating a web of relationships between four of the six directors whose tenure exceeds one year, with Mr. Vazquez appearing in a central position of that web.

Findell respectfully submits that, based on these facts, it is reasonable to conclude, as Findell has, that the majority of the Board is controlled by legacy directors who lack experience in consumer lending and maintain interconnected professional relationships, including ties to Mr. Vazquez.

•	“Mr. Vazquez has worked to destroy a great lending business”;

Findell respectfully submits that, during Mr. Vazquez’s tenure as CEO of Oportun, the price of its stock has dropped from an initial public offering price of $15 per share to its current trading range between approximately $4.00 to $7.00 per share. Findell further notes the increasing operating expenses (“OpEx”) of Oportun during this time and the increase in net charge-offs, as identified and described in the June 3 Letter, and respectfully submits that this negative shareholder return, when considered alongside these deteriorating operating results, would permit an observer to reasonably conclude that the CEO responsible for these results had “destroyed” such a business, particularly where, as here, Findell believes and has expressed the view that Oportun’s lending business has significant unrealized potential that has not been reflected in its financial performance or operational execution.

•	“the Board’s self-defeating and entrenching behavior has made it clear to us that the main goal of the legacy directors is not delivering stockholder value, but preventing industry experience and independence from having a real voice in the boardroom”;

Findell respectfully submits that Scott Parker, the director whose removal from the Company’s slate of director candidates for election at the 2025 annual meeting it is criticizing here, had a background in consumer lending, having previously worked at OneMain Holdings, Inc. (“OneMain”), a consumer lending company and peer of Oportun. Further, Findell notes that Mr. Parker was appointed to the Board in April 2024 pursuant to a cooperation agreement between the Company and Findell, and that during Mr. Parker’s tenure on the Board, the stock price of Oportun rose significantly, resulting in a total stockholder return of approximately 190%. Findell also notes that Oportun announced Mr. Parker’s removal from its slate on May 7, 2025, well after Findell began its public proxy campaign at the Company, which had repeatedly emphasized insufficient consumer lending expertise and lack of shareholder focus on the Board.

Findell respectfully submits that, in light of these facts, it was reasonable to characterize the removal of Mr. Parker as “self-defeating” (since, in Findell’s opinion, it deprives the Board of a valuable and experienced asset who has driven demonstrable results) and “entrenching” (since it targeted a Findell-supported director and appeared to result from Findell’s engagement at the Company agitating for further governance change), and to conclude that it may have been driven by the motivations it attributes to the Board, since Mr. Parker represents both industry experience and, as a stockholder-backed director added only last year, independence from management and the incumbent Board. Therefore, his absence in the boardroom would predictably result in less of both.

•	“management decisions would have bankrupted the Company without Findell’s involvement”; and

Findell respectfully submits that its concerns regarding potential bankruptcy were motivated by the 129% increase in OpEx per loan origination from 2019 to 2023, combined with the $211 million expense of the acquisition of Hello Digit Inc. (“Digit”) in 2021 and subsequent $108 million goodwill write-down in 2022 and the precipitous decline in stock price to a low of approximately $2.18 in April 2024 (a year after Findell began its engagement in March 2023, as noted in the June 3 Letter). Specifically, if the increase in OpEx per loan continued to grow, and if further acquisition expenses and write-downs occurred, continuing a trend established by Digit, the rise in the Company’s costs would rapidly outpace its ability to finance its operations. Further, the dramatic drop in stock price would have resulted in an increased cost of capital, making it more difficult for the Company to acquire the financing necessary to continue its operations. Under these circumstances, Findell respectfully submits that insolvency and bankruptcy are not unreasonable potential outcomes.

•	“[a]mong the legacy Board members, there are many overlapping personal and professional relationships with each other and with CEO Vazquez that raise serious questions about the ability of these directors to provide appropriate oversight. For example, Mr. Vazquez is a board member of Intuit and oversaw Mr. Williams and Ms. Lee in that capacity.”

Findell respectfully refers to the facts identified above with respect to the connections between Mr. Vazquez, Mr. Williams, Ms. Lee and Ms. Barefoot, and expresses its belief that, on the basis of these facts, it was not unreasonable to suggest that it had serious questions about the ability of certain members of the Board to provide oversight of Mr. Vazquez, the CEO.

Additional Soliciting Material filed June 5, 2025

Item 1

2.	We note the following statements:
•	"Ms. Lee and the Rest of the Legacy Directors Have Overseen Massive Value Destruction and Lack Lending Experience, Making Them Underqualified to Serve as Lead Independent Director";
•	"the legacy directors [ ] collectively appear interested only in entrenching themselves and ignoring the best interests of Oportun"; and
•	"these legacy directors are unqualified to serve on this board, let alone serve as lead independent director."

Refer to our prior comment above. Please do not use these or similar statements in your filings without providing a proper factual foundation. Please refer to filing persons' obligations under Exchange Act Rule 14a-9.

Findell acknowledges the Staff’s comment and provides the following information on a supplemental basis.

Findell believes each of the above-referenced statements has a proper factual foundation and the opinions expressed in such statements are reasonable in light of this foundation. Specifically, with respect to each of the statements identified by the Staff:

•	"Ms. Lee and the Rest of the Legacy Directors Have Overseen Massive Value Destruction and Lack Lending Experience, Making Them Underqualified to Serve as Lead Independent Director"

Findell respectfully submits that the negative stockholder returns to which it refers above and which it identifies in its letter of June 5, 2025 (the “June 5 Letter”) as corresponding to each of the directors it refers to as “legacy directors” provide a factual foundation making it reasonable to state that such directors have overseen “massive value destruction”. Specifically, since Mses. Lee and Smith joined the Board in 2021, the total stockholder return as calculated by Findell based on the stock price over that period has been approximately negative 74%; while Ms. Barefoot and Messrs. Miramontes, Vazquez and Williams, all of whom have served on the Board since the initial public offering of Oportun stock, served on the Board during a period in which the total stockholder return has been approximately negative 58%. Findell further refers to its description of the respective backgrounds of each of Mses. Barefoot, Lee and Smith and Messrs. Miramontes, Vazquez and Williams, as described above, which Findell respectfully submits provide a factual foundation sufficient to conclude that these directors “lack lending experience.”

Finally, Findell respectfully submits that directors whose tenure corresponds to significantly negative stockholder returns and who lack industry-specific experience that it reasonably believes valuable in overseeing the management of a business in a specific industry might reasonable be considered “underqualified” particularly in respect of serving as a Lead Independent Director, a leadership role in the Boardroom that a stockholder could reasonably expect to have a significant impact on the decisions of the Board regarding oversight and the resulting returns to stockholders.

•	"the legacy directors [ ] collectively appear interested only in entrenching themselves and ignoring the best interests of Oportun”

Findell respectfully submits that, as described in the Findell Proxy Statement and its other solicitation materials, Findell has engaged in extensive conversation and negotiation with Oportun seeking a negotiated settlement that avoids changes to the composition of the Board. Specifically, Findell has requested that Oportun commit to placing directors with experience working in the consumer lending industry in positions of leadership on the Board, including the role of Lead Independent Director. Findell respectfully submits that it is reasonable for a stockholder to believe that placing directors with industry-specific experience in leadership roles would be in the “best interests” of the Company, and that members of a Board who reject such requests in favor of waging a proxy contest to retain the Board seat of one of their own, as Oportun has done, might reasonably appear to be placing the value of “entrenching themselves” – which is to say retaining their Board seats and leadership positions in the Boardroom – over the ”best interests of Oportun” which Findell believes would be served by the governance changes it has requested.

•	"these legacy directors are unqualified to serve on this board, let alone serve as lead independent director."

Findell respectfully submits that the significantly negative stockholder returns described above, combined with the absence of working experience in the consumer lending industry possessed by the directors whose tenures correspond to such negative returns, provide a sufficient factual foundation for a stockholder to reasonably hold the opinion that such directors are “unqualified.” Findell believes that the level of qualification appropriately possessed by a director of a public company such as Oportun is a valid subject of debate among stockholders, and that the backgrounds and experience of directors and the value in terms of stock appreciation or depreciation overseen by such directors are reasonable factors that a stockholder might consider in holding an opinion regarding such qualification.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

Andrew M. Freedman